Calculation of Filing Fee Tables

S-3

MORGAN STANLEY

Narrative Disclosure

The maximum aggregate offering price of the securities to which the prospectus relates is $4,512,800,000.00 (comprised of $1,692,300,000 of the Euro Floating Rate Senior Registered Notes Due 2028, $1,692,300,000 of the Euro Fixed/Floating Rate Senior Registered Notes Due 2031 and $1,128,200,000 of the Euro Fixed/Floating Rate Senior Registered Notes Due 2036). The prospectus is a final prospectus for the related offering.

The U.S. dollar equivalent of the aggregate amount offered has been calculated using an exchange rate of $1.1282 per Euro 1.00 as of April 15, 2025.